The Real Brokerage Reports Q2 2020
Results

NEWS PROVIDED BY The Real Brokerage Inc. → Aug 26, 2020, 10:29 ET

Revenue for Q2 2020 of $2.6 million and H1 2020 of $5.5 million

TORONTO and NEW YORK, Aug. 26, 2020 /PRNewswire/ -- The Real Brokerage Inc. (TSXV: REAX) (OTCQX: REAXF) ("Real"), a national, technology-powered real estate brokerage in the United States of America ("U.S."), announced it has filed its financial results for the three and six months ended June 30, 2020.

Additional information concerning Real's consolidated financial statements and related management's discussion and analysis ("MD&A") for the three and six months ended June 30, 2020, can be found at www.sedar.com. Unless otherwise stated, all dollar amounts are in thousands of U.S. dollars.

Q2 2020 highlights include:

  Q2 2020 revenue of $2,594 represented a 25% decrease compared to Q2 2019 due to factors including a decrease in Q2 home buying activity in the major urban areas where Real is concentrated due to COVID19.
  Net operating loss in the quarter was $(458) compared to $(356) in Q2 2019 due to decreased revenue as a result of COVID19.
  On June 12, 2020 Real commenced trading on the TSX-V following a June 5, 2020 completion of a qualifying transaction with ADL Ventures Inc. ("ADL"), a capital pool company.
  With the qualifying transaction, Real raised $1,588 by way of a private placement.
  On June 24, Real welcomed Peter Nobel and Erinn Nobel to the company's leadership team as Chief Strategy Officer and Chief Culture Officer, respectively, with the goal of accelerating long term growth.
  Subsequent to the period end, on August 12, 2020, Real closed a non-brokered private placement of 1,900 common shares at a price of $0.35 (CAD) per common share for aggregate gross proceeds of $665 (CAD) less customary expenses.
  Real exited the quarter with a cash balance of $1,748 compared to $54 at the end of Q1.

CEO Comments

"The past few months have brought uncertainty, anxiety, and grief to people across the world. COVID-19 is facing the global economy with unprecedented challenges. The overall US market for home buying looks favorable with the consensus among economists that interest rates will remain under 4% in 2020 and the National Association of Realtors reports a June 2020 increase of 16.6% in pending home sales. We believe that our technology-driven model is now more relevant and appealing than ever, and we are upbeat by the encouraging signs of resilience of the real estate market in the US," said Tamir Poleg, co-founder and CEO of Real.

About Real
Real (www.joinreal.com) is a technology-powered real estate brokerage in 20 U.S. states and the District of Columbia. Real is on a mission to make agents' lives better, creating financial opportunities for agents through higher commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information
For more details, please contact:
The Real Brokerage Inc.
Lynda Radosevich
lynda@joinreal.com
917-922-7020

Forward-looking Information
This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward- looking information in this press release includes, without limiting the foregoing, information relating to the scaling of Real's finance and operations functions and the receipt of required approvals from the TSX Venture Exchange.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

SOURCE The Real Brokerage Inc.